SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 1) 1


                        METRO INFORMATION SERVICES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    59162P104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|  Rule 13d-1(b)

|X|  Rule 13d-1(c)

|_|  Rule 13d-1(d)

---------------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------                          ---------------------------
    CUSIP No. 59162P104           SCHEDULE 13G            Page 2 of 6 Pages
---------------------------                          ---------------------------

--------- ----------------------------------------------------------------------
1.        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          The Fain Family Irrevocable Trust - 1993
          I.R.S. No.: 54-6353007
--------- ----------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)    |_|
                                                                      (b)    |_|
          Not Applicable
--------- ----------------------------------------------------------------------
3.        SEC USE ONLY


--------- ----------------------------------------------------------------------
4.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Virginia
------------------------- ------- ----------------------------------------------
       NUMBER OF          5.      SOLE VOTING POWER

         SHARES                   1,621,510
                          ------- ----------------------------------------------
      BENEFICIALLY        6.      SHARED VOTING POWER

        OWNED BY                  NONE
                          ------- ----------------------------------------------
          EACH            7.      SOLE DISPOSITIVE POWER

       REPORTING                  NONE
                          ------- ----------------------------------------------
      PERSON WITH         8.      SHARED DISPOSITIVE POWER

                                  NONE
------------------------- ------- ----------------------------------------------
9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,621,510
--------- ----------------------------------------------------------------------
10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             |_|

--------- ----------------------------------------------------------------------
11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          Approximately 10.7%  (See footnote 3 to Item 4)
--------- ----------------------------------------------------------------------
12.       TYPE OF REPORTING PERSON*

          OO
--------- ----------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13G
                                       FOR
                    THE FAIN FAMILY IRREVOCABLE TRUST - 1993

         This Amendment No. 1 hereby amends and restates the Schedule 13G, dated February 12, 1998, filed with the Securities and Exchange Commission on February 13, 1998, with respect to the Common Stock, par value $0.01 per share, of Metro Information Services, Inc.

Item 1(a).    Name of Issuer:  METRO INFORMATION SERVICES, INC.

Item 1(b).    Address of Issuer's Principal Executive Offices:

              200 GOLDEN OAK COURT
              SUITE 300
              VIRGINIA BEACH, VA 23452

Item 2(a).    Name of Person Filing: THE FAIN FAMILY IRREVOCABLE TRUST - 1993

Item 2(b).    Address of Principal Business Office or, if None, Residence:

              200 GOLDEN OAK COURT
              SUITE 300
              VIRGINIA BEACH, VA 23452

Item 2(c).    Citizenship:  VIRGINIA

Item 2(d).    Title of Class of Securities:

              COMMON STOCK, PAR VALUE $0.01 PER SHARE

Item 2(e).    CUSIP Number: 59162P104

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

         (a)  |_|   Broker or dealer registered under Section 15 of the Exchange
                    Act.
         (b)  |_|   Bank as defined in Section 3(a)(6) of the Exchange Act.
         (c)  |_|   Insurance  company as defined  in  Section  3(a)(19)  of the
                    Exchange Act.
         (d)  |_|   Investment   company  registered  under  Section  8  of  the
                    Investment Company Act.
         (e)  |_|   An   investment    adviser   in    accordance    with   Rule
                    13d-1(b)(1)(ii)(E).



                                Page 3 of 6 Pages

         (f)  |_|   An employee  benefit  plan or endowment  fund in  accordance with Rule 13d-1(b)(1)(ii)(F).
         (g)  |_|   A parent  holding  company or control  person in  accordance with Rule 13d-1(b)(1)(ii)(G).
         (h)  |_|   A savings  association  as defined  in  Section  3(b) of the
                    Federal Deposit Insurance Act.
         (i)  |_|   A church plan that is  excluded  from the  definition  of an investment  company under Section 3(c)(14) of the Investment
                    Company Act.
         (j)  |_|   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

              NOT APPLICABLE.

Item 4.       Ownership.

              (a) Amount beneficially owned: 1,621,510 SHARES 2

              (b) Percent of class: 10.7% 3

              (c) Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote: 1,621,510

                  (ii)  Shared power to vote or to direct the vote: NONE

                  (iii) Sole power to dispose or to direct the  disposition  of:
                        NONE

                  (iv)  Shared power to dispose or to direct the disposition of:
                        NONE

Item 5.       Ownership of Five Percent or Less of a Class.

              NOT APPLICABLE.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

              NOT APPLICABLE.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

              NOT APPLICABLE.


_____________

2 As of December 31, 2000.

3 Based on 15,172,712 shares of Common Stock outstanding as of October 27, 2000.


                                Page 4 of 6 Pages

Item 8.       Identification and Classification of Members of the Group.

              NOT APPLICABLE.

Item 9.       Notice of Dissolution of Group.

              NOT APPLICABLE.

Item 10.      Certifications.

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.











                                Page 5 of 6 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:   February 14, 2001                   /s/ Joyce L. Fain, Co-Trustee
                                             -----------------------------------
                                             Joyce L. Fain, Co-Trustee



         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).













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